UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2015

Commission File Number: 001-35658

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

(Exact Name of Registrant as Specified in Its Charter)

SANTANDER MEXICO FINANCIAL GROUP, S.A.B. de C.V.

(Translation of Registrant’s Name into English)

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Delegación Álvaro Obregón

01219 México, D.F.

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

TABLE OF CONTENTS

ITEM

1.	Investor Day 2015 presentation to investors and analysts from Marcos Martínez Gavica (Santander Group Country Head Mexico)

Important Note: Grupo Financiero Santander México, S.A.B. de C.V. (the “Group”) is hereby furnishing a presentation released by the Group’s parent company, Banco Santander, S.A., containing financial information and certain targets for selected Group and Banco Santander (México), S.A. Institución de Banca Múltiple, Grupo Financiero Santander México (the “Bank”) indicators in 2018, based on assumptions believed by the Group’s management to be reasonable. However, it must be noted that the financial figures in this presentation are presented under accounting principles that differ from Mexican Banking GAAP. For example, cost of risk under Mexican Banking GAAP is not calculated net of recoveries and therefore would be higher if presented under Mexican Banking GAAP. In addition, Mexican Banking GAAP requires inclusion of IPAB contributions as part of expenses, which impacts the efficiency ratio as calculated under Mexican Banking GAAP. Therefore, these financial figures  and other financial figures included in this presentation are not entirely comparable to those published by the Group in its annual report on Form 20-F under IFRS or the financials published locally in Mexico by the Group and the Bank under Mexican Banking GAAP. Neither the Group nor the Bank has published any forecast of similar figures in IFRS or Mexican Banking GAAP.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.
By:	/s/ Gerardo Manuel Freire Alvarado
	Name:	Gerardo Manuel Freire Alvarado
	Title:	Executive Director of Investor Relations

Date: September 24, 2015

Marcos Mart[]nez Gavica

Country Head Mexico

Banco Santander (M[]xico) S.A. ("Santander M[]xico) and Banco Santander, S.A.
("Santander") both caution that this presentation contains forward-looking statements. These forward-looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macroeconomic, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors that we have indicated in our past and future filings and reports, including those with the
Securities and Exchange Commission of the United States of America (the "SEC")
could adversely affect our business and financial performance. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.

Forward-looking statements speak only as of the date on which they are made and are based on the knowledge, information available and views taken on the date on which they are made; such knowledge, information and views may change at any time. Santander does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

The information contained in this presentation is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such person's own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in the presentation. In making this presentation available, Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever.

Neither this presentation nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial
Services and Markets Act 2000.

Note: Statements as to historical performance, share price or financial accretion are not intended to mean that future performance, share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year. Nothing in this presentation should be construed as a profit forecast.

Note: The businesses included in each of the geographical segments and the accounting principles under which their results are presented by Grupo
Santander may differ from the business included in the public subsidiaries in such geographies and the accounting principles applied locally. Accordingly, the results of operations and trends shown by Grupo Santander for its geographical segments may differ materially from those disclosed locally by such subsidiaries.

Helping people and businesses prosper

Agenda

1 Market and financial system

2 Strengths and opportunities

3 Strategy

4 Targets

Helping people and businesses prosper

Agenda

1 Market and financial system

2 Strengths and opportunities

3 Strategy

4 Targets

Helping people and businesses prosper

The evolution of Mexican macroeconomic fundamentals indicate a solid and growing economy

Growing economy

Real GDP and real consumption growth (annual growth rate, %)

Real consumption Real GDP

5.7
4.8 4.9

                   5.1 2.3 2.1 3.1 1.9  (4.0) 4.0 1.2 2.0 2.4

-6.5

08 09 10 11 12 13 14 15(e)

Stable macroeconomic fundamentals

Inflation and unemployment (%)

Inflation Unemployment rate

6 5.1 5.5
5.4 5.2
                                          5.0 4.9 4.9 5 4.2 5.3
4 4.2
4.0 4.1 4.0 3.8
3 3.4
                                                                     2.9 2

1

0

08 09 10 11 12 13 14 15(e)

Economic variables

Interest rate(1) and foreign exchange rate (%, MXN/USD)

Interest rate FX

18 16.5
16 14.7 13.8 13.9
14 13.1 13.0 13.1  12.3 12

10 8.3
8 4.5

6 4.5 4.5 4.5
                                                      3.5 3.0 3.5 4 2 0

08 09 10 11 12 13 14 15(e)

(1) Central Bank reference interest rate (closing) Source: EIU; CEFP; Banxico,
INEGI and Santander estimates

Helping people and businesses prosper

The Mexican banking industry is solid and has high growth potential, with five key factors that will continue to drive its expansion

A solid banking industry[]

[] Second largest in LATAM's

[] Underpenetrated market (23% loan to GDP in Mexico vs.  47% LATAM average(1))

[] 10% CAGR loans and deposits volumes (2007-2014)

[] Stable regulatory environment

[] Healthy liquidity and risk position with NPLs constant at 3% for the past 5 years

[] where 5 key factors will drive further growth

Favourable macroeconomic environment

Positive demographic and socio-economic   evolution

Low and increasing bank penetration

Credit opportunities for Micro and SMEs

Growth opportunity in retail and commercial banking

Source: World Bank: Bank Regulation and Supervision Survey, CNBV, Press
clippings, ABM,
INEGI, World Bank Enterprise survey 2010, McKinsey MSME financing Model,
McKinsey Global Institute analysis (1) Considers Brazil, Chile, Colombia,
Mexico and Peru

Helping people and businesses prosper

Agenda

1 Market and financial system

2 Strengths and opportunities

3 Strategy

4 Targets

Helping people and businesses prosper

Santander has a leading franchise in Mexico []

Santander Mexico Ranking Market Shares Infrastructure Ranking

[] []60.7bn  in assets [] []28.4bn  in loans [] []27.5bn  in deposits []
[]6.2bn  in equity

14%

                 (12%) 12% (11%) 10%

       (9%) 9% 8%
Income Income
          Income Employees Expenses Branches Volumes Net Op. Profit before taxes Gross Op. Net

[] 1,114 branches(1)

[] 16,768 employee

[] 5,756 ATMs

[] 6.7MM  active customers

(1) Complemented by cash desks (ventanillas), and Santander Select branches
(including Centros Select, Espacios Select and box branches) as of 1H'15
Source: CNBV and Santander Mexico as of 1H[]15

Helping people and businesses prosper

[] with a diversified portfolio focused on high income individuals, SMEs and middle market segments

Retail Total Loan Portfolio Commercial

Segmentation Contribution Segmentation Contribution

% of customers

 5% 33% 62%

40%

49%

11%

Revenues

Consumer
Credit 8% Middle-Cards Market
9% 24%

[]28.4bn
Mortgages
23% Corporates 14%

SMEs GovandFinEn 12% 10%

% of customers

 2% 16% 82%

15%

45%

40%

Revenues

Source: Company data as of 1H[]15

Helping people and businesses prosper

Santander has achieved a leading market position across its key strategic segments while growing profits above its peers since the financial crisis[]

[]bn

Leading player in the high-potential  SMEs segment

Consolidating Middle Market position

Strong focus on mid and high income mortgage market

Sanmex EBT(1) CAGR
[]bn

Recurring
Extraordinary(2) +14%

                   0.9 0.9 1.1 1.1 1.0 0.4 0.7

08 09 10 11 12 13 14

Peers(3) EBT
CAGR (%) 2008 - 2014

15 12 14
10 5 8
5 0
-5 -11 -1
10 15
Peer 1 Peer 2 Peer 3 Peer 4 Peer 5 San Mex

Source: Company data as of Dec[]14 and San Mex Analysis (1) Earnings Before
Taxes (2) Excludes []0.1bn from sale and lease back in 2012 and []0.2bn from non cash benefit in expenses in '13 (3) Top 5 Banks

Helping people and businesses prosper

[] and maintaining a strong and healthy profile

Capitalisation Net Loans to Deposits

 Tier 2 Core capital (%)
16.2 15.5 15.3 15.2 108.1
13.3 13.2 105.0 97.6 95.6
81.7 74.8

Santander Peer 1 Peer 2 Peer 3 Peer 4 Peer 5 Peer 1 Peer 2 Santander Peer 3
Peer 4 Peer 5

Cost to Income Cost of Risk

 68.3 (%) 6.0 61.4 43.0 48.5 49.0 3.3 3.7 42.7 2.7 3.3 2.4

Peer 1 Santander Peer 2 Peer 3 Peer 4 Peer 5 Peer 1 Peer 2 Santander Peer 3
Peer 4 Peer 5

Source: CNBV Financial Groups as of 2014

Helping people and businesses prosper

Agenda

1 Market and financial system

2 Strengths and opportunities

3 Strategy

4 Targets

Helping people and businesses prosper

Santander Mexico aims to be the market leader in profitability and growth through a focus on innovation and operational transformation

Goals

Strategic priorities

Enablers

     Be the market leader in profitability and growth

STRENGTHEN POSITION
IN RETAIL
 [] Retain existing
    customers
 [] Become their primary
    bank
 [] Acquire new high-
    potential customers

CONSOLIDATE KEY
MARKETS
 [] SMEs and
    mid-market
 [] Corporate banking
 [] Mortgages

            []  Technology and infrastructure
(OPERATING) []  Talent, quality and processes
     MODEL  []  Marketing and branding

Helping people and businesses prosper

Strengthen position in the retail segment[]

Rationale

[] Historically underweight in retail
(Mkt share in deposits: 10% retail vs. 20% commercial)

[] High attrition levels
(9% in high income and 16% in mid income)

[] Large customer base with low loyalty levels
(20% loyal customers)

Main goals

       Reduce attrition and make current customers loyal

  Acquire new high-potential customers

Key targets

Become the primary bank of our customers

+33% [] Retail Loyal customer from 1.2MM to 1.6MM (1)

+55% Payroll growth in 3 years Consumer and cards, growth
)Mkt above market

+100 bps Gain mkt share in retail per year demand deposits

(1) 2018(e)/1H'15

Helping people and businesses prosper

[]with initiatives targeting all the relevant levers of growth

 Increase penetration to high-potential customers

Focus on direct debit

         Special products (Bundles / open-market)

Comprehensive payroll plan

Targeted value propositions

[] Insurance and personal loans to high-income mortgage customers []
Educational loans and credit cards to university students

[] Agreements with national service suppliers
[] Guarantees to overcome existing mistrust in providers

[] New product with cash-backs and special benefits
[] Develop risk/value based pricing and leverage alternative channels

[] Focus on high-income and low rotation companies
[] Employee: tailored offers by segment, close contact and effective on-boarding [] Employer: better infrastructure and process support

[] Develop attractive financial and non-financial  offers for specific clusters
[] Strategic alliances (e. g. , Telefonica, Spotify)

Helping people and businesses prosper

Consolidate leading positions in key markets…

Rationale	Main goals	Key targets
• **Strong market position** in SMEs, middle-market, corporate banking and mortgages • **Further growth expected** on these segments • Building upon **Santander Mexico and Santander Group current competitive advantage**	Increase growth and market share on **larger SMEs and mid-market**	**#1** Maintain leadership on **SMEs and middle-market 34% and 21% mkt share***
	Leverage growth in **infrastructure projects**	**#1** **Become a top Corporate bank** – infrastructure
	Sustain growth and leadership in **mid/high-income mortgages**	**#2** Consolidate position in **mortgages 20% mkt share**[1]

(1) Among the 6th largest banks in Mexico, in loans

Santander Helping people and businesses prosper 15 Simple | Personal | Fair INVESTOR DAY 2015

[] leveraging Santander's position and experience

SMEs and mid-market

Corporate banking

Mid and high-income mortgages

[] Create exclusive commercial offer for SMEs II (focus on fee income)

[] Direct payment to suppliers

[] Collaboration agreements (Amex, Telefonica)

[] Sector-specific  packages (Agro, Comex)

[] Leverage on Santander's competitive advantages

[] Strong relationships and track record

[] Combine global network and local presence

[] Focus on Santander financed home-developments

[] Simplify the credit substitution process

[] Re-launch  liquidity credit initiatives

Helping people and businesses prosper

To successfully achieve these goals, Santander Mexico needs to execute a deep operating model transformation

Technology and infrastructure

Upgrade to state-of-the-art       technology

[] Infrastructure (multi-function ATM network)

[] Channels (online/mobile)

[] CRM (segment/big data)

Talent, quality and processes

Improve satisfaction and customer experience

[] Corporate culture

[] Personnel retention, training and career plan

[] Customer service

[] Operating processes

Brand / Marketing

Position Santander as the
'Top of mind' bank

[] Marketing and brand awareness strategy

[] Commercial actions
(high-visibility  product promotions)

Helping people and businesses prosper

Risks

Prudent risk management leads to stable asset quality

[] NPLs

3.8%
(3.5%

1H'15 2018(e)

Stable cost of risk

[] Cost of risk

2.9% 3.1%

1H'15 2018(e)
Group criteria

Expenses

Accompany business growth

[] Expenses growth

5.7%
(5.0%

1H'15 2018(e)

Execute deep operational transformation

[] Efficiency
42.4%

(37.0%

1H'15 2018(e)

Helping people and businesses prosper

Agenda

1 Market and financial system

2 Strengths and opportunities

3 Strategy

4 Targets

Helping people and businesses prosper

2018 Mexico targets

                                                   1H'15     2018
              Great Place to Work bank ranking(1)  Top 9    Top 5
       People
              Commercial Team Turnover             14.7%    12%
------------- ------------------------------------ -------- --------
              Total loyal customers (MM)              1.3      1.7
              Digital customers (MM)                  0.8      1.8
   Customers  Customer satisfaction                Top 4    Top 3
              Growth in business volumes           )Mkt     )Mkt
              Fee income CAGR                       2%(2) 10%(3)
------------- ------------------------------------ -------- --------
              FL CET1                              12.5%    )10%
Shareholders  RoTE                                 13.4%    )16%
              C/I ratio                            42.4%    (37%
              NPL ratio                             3.8%    (3.5%
------------- ------------------------------------ -------- --------
Communities   Number of scholarships 2016-2018 (k)           17.6

Note: Group criteria except FL CET1 (1) Out of 42 companies in the financial sector (2) 1H'14-1H'15 (3) 2015-2018

Helping people and businesses prosper

Transparent performance metric for 2016

Key metric	1H'15	2016	Improvement	Comment
Digital Customers (k)	752	1,040	+38%	• We will improve on-boarding processes to new channels, implement a new multichannel on-boarding strategy and add new functionality to our digital platform
Retail Payrolls (k)	2,970	3,319	+12%	• Improve on-boarding process to guarantee contactablility and focus on client needs • Reduction in processing time of loan applications and approval • Plan to reduce attrition
Credit Card Accounts (k)	2,593	2,900	+12%	• Supported by new clients attraction plan and the increase in engagement efforts
SMEs Loan Portfolio (MXN MM)	60,000	75,000	+25%	• Development of new SME II segment (from 50 to 200 million pesos of annual sales)

Santander Helping people and businesses prosper 21 Simple | Personal | Fair INVESTOR DAY 2015

Key takeaways

Mexico has high potential for growth in a strong and healthy financial system

Santander Mexico is well positioned to take advantage of this potential to become the market leader in profitability and growth[]

[]by strengthening our position in the retail segment and consolidating our leadership position in key markets through[]

[]an operational transformation focused on quality and technological innovation

Helping people and businesses prosper